Wefunder Revenue Share Calculator -- Inputs and Outputs

Note: Forward-looking projections cannot be guaranteed.

Company name	Neutral Ground
Tentative loan disbursal date	Jan 01, 2024
Total target loan amount	$124,000
Multiple for investors	1.50
% of revenues	5%
2024 revenue	$275,000
2025 revenue	$700,000
2026 revenue	$1,000,000
Projected annual growth rate	75%
Years to repay	4.00
"Interest" per year	13%
Repayment amount	$186,000
Quarter repaid	Q4, 2027
Total "Interest"	50%

Quarterly view

Quarter	Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
Q1, 2024	2024	$68,750	$3,438	$3,438	$182,563
Q2, 2024	2024	$68,750	$3,438	$6,875	$179,125
Q3, 2024	2024	$68,750	$3,438	$10,313	$175,688
Q4, 2024	2024	$68,750	$3,438	$13,750	$172,250
Q1, 2025	2025	$175,000	$8,750	$22,500	$163,500
Q2, 2025	2025	$175,000	$8,750	$31,250	$154,750
Q3, 2025	2025	$175,000	$8,750	$40,000	$146,000
Q4, 2025	2025	$175,000	$8,750	$48,750	$137,250
Q1, 2026	2026	$250,000	$12,500	$61,250	$124,750
Q2, 2026	2026	$250,000	$12,500	$73,750	$112,250
Q3, 2026	2026	$250,000	$12,500	$86,250	$99,750
Q4, 2026	2026	$250,000	$12,500	$98,750	$87,250
Q1, 2027	2027	$437,500	$21,875	$120,625	$65,375
Q2, 2027	2027	$437,500	$21,875	$142,500	$43,500
Q3, 2027	2027	$437,500	$21,875	$164,375	$21,625
Q4, 2027	2027	$437,500	$21,625	$186,000	$0
Q1, 2028	2028	$765,625	$0	$186,000	$0
Q2, 2028	2028	$765,625	$0	$186,000	$0

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2024	$275,000	$13,750	$13,750	$172,250
2025	$700,000	$35,000	$48,750	$137,250
2026	$1,000,000	$50,000	$98,750	$87,250
2027	$1,750,000	$87,250	$186,000	$0
Q1, 2030	2030	$2,344,727	$0	$186,000	$0